UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                      SEC File Number 333-148158
                                                      CUSIP NUMBER: 74624D102000

          (Check One): [  ] Form 10-K   [_] Form 20-F   [_] Form 11-K
                [X] Form 10-Q   [_] Form N-SAR   [_] Form N-CSR

For Period Ended: June 30, 2010
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on From 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________

PART I - REGISTRANT INFORMATION

Full name of registrant:

                               PURESPECTRUM, INC.

Former name if applicable:

                      INTERNATIONAL MEDICAL STAFFING, INC.
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Address of principal executive office (Street and number):

                          7391 Hodgson Memorial Drive
                                   Suite 100
                            Savannah, Georgia 31406

PART II - RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has recently entered into a letter of intent contemplating a combination with another company. The accounting staff has been heavily involved in due diligence efforts of the books of the other company. As a result, the subject report could not be filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Lee L. Vanatta
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(Name)

(912)          721-3600
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(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant will report an approximately $2.7 million loss from operations compared to a $1.9 loss for the quarter ended June 30, 2009, incurred by PureSpectrum, Inc., a Nevada corporation ("PSPM"). The registrant acquired PSPM in November 2009, in a transaction treated for financial accounting purposes as a reverse acquisition.

                               PURESPECTRUM, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 13, 2010

                                       By: /S/ Lee L. Vanatta
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                                           Lee L. Vanatta,
                                           President and Chief Executive Officer